UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

 For: the period ended May 15, 2008

COMMISSION FILE NUMBER: 000-22216

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-For Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Financial Statements
(Unaudited)
(A Development Stage Company)
March 31, 2008

Index

Balance Sheets
Statements of Operations, Comprehensive Income and Deficit
Statements of Cash Flows
Statements of Shareholders’ Equity
Notes to Financial Statements

The Company’s auditors have not reviewed these financial statements for the period ended March 31, 2008.

CANADIAN ZINC CORPORATION
(a development stage company)
Balance Sheets
(Prepared in accordance with Canadian generally accepted accounting principles)
(Unaudited)

(in thousands of Canadian dollars)	March 31,	December 31,
	2008	2007
	(unaudited)	(audited)
ASSETS

Current
Cash and cash equivalents	$12,324	$6,919
Short-term investments (Note 3)	14,303	21,495
Marketable securities (Note 4)	87	100
Account receivable (Note 5)	942	-
Other receivables and prepaid expenses	75	172

Total Current Assets	27,731	28,686

Resource interests (Note 5)	37,926	37,797
Plant and equipment (Note 6)	769	448

Total Assets	$66,426	$66,931

LIABILITIES

Current
Accounts payable	$260	$813
Accrued liabilities	183	441

Total Current Liabilities	443	1,254

Asset retirement obligation (Note 7)	1,249	1,228
Future income tax	3,621	3,621

Total Liabilities	5,313	6,103
Commitments (Notes 5 and 12)

SHAREHOLDERS' EQUITY

Share capital (Note 8)	67,206	66,593

Contributed surplus (Note 9)	7,739	7,844
Accumulated other comprehensive income	-	-
Deficit	(13,832)	(13,609)

Total Shareholders’ Equity	61,113	60,828

Total Liabilities and Shareholders’ Equity	$66,426	$66,931
Subsequent event (Note 13)

Approved by the Board of Directors:

“John F. Kearney”	“Robert Gayton”
Director	Director

See accompanying notes to the interim financial statements.

CANADIAN ZINC CORPORATION
(a development stage company)
Statements of Operations, Comprehensive Income and Deficit
(Prepared in accordance with Canadian generally accepted accounting principles)
(Unaudited)

(in thousands of Canadian dollars except share and per share amounts)	Three Months ended March 31, 2008	Three Months ended March 31, 2007
Income Interest Income	$296	$320
Expenses
Amortization	5	1
Listing and regulatory fees	19	34
Management and directors fees	147	64
Office and general	77	104
Professional fees	22	93
Project evaluation	1	39
Shareholder and investor communications	67	49
Stock based compensation	168	-
Write down on marketable securities (Note 4)	13	-
	519	384
Net loss for the period	(223)	(64)

Other comprehensive income/(loss)	-	-

Comprehensive loss	$(223)	$(64)

Deficit, beginning of period	$(13,609)	$(12,689)

Net loss	(223)	(64)

Deficit, end of period	$(13,832)	$(12,753)

Loss per share - basic and diluted	$(0.00)	$(0.00)
Weighted average number of common shares outstanding – basic and diluted	120,612,586	107,670,212

See accompanying notes to the interim financial statements.

CANADIAN ZINC CORPORATION
(a development stage company)
Statements of Cash Flows
(Prepared in accordance with Canadian generally accepted accounting principles)
(Unaudited)

(in thousands of Canadian dollars)	Three Months ended March 31, 2008	Three Months ended March 31, 2007

Operating Activities
Loss for the period	$(223)	$(64)
Adjustment for items not involving cash:
- Amortization	5	1
- Write down on marketable securities	13	-
- Stock based compensation	168	-
Change in non-cash working capital items:
- Other receivables and prepaid expenses	97	98
- Accounts payable and accrued liabilities	(308)	158
	(248)	193

Financing Activities
Capital stock issued	340	104

Investing Activities
Purchase of equipment	(367)	(26)
Resource interest and plant and equipment obligations	(504)	-
Short-term investments	7,192	5,576
Reclamation security deposits	-	(30)
Deferred exploration and development costs, excluding amortization and accretion	(1,008)	(1,763)

	5,313	3,757

Increase in cash and cash equivalents	5,405	4,053

Cash and cash equivalents, beginning of period	6,919	13,608

Cash and cash equivalents, end of period	$12,324	$17,662

Supplemental Information:
Interest paid	$-	$-
Income taxes paid	$-	$-

See accompanying notes to the interim financial statements.

CANADIAN ZINC CORPORATION
(a development stage company)
Statements of Shareholders’ Equity
(Prepared in accordance with Canadian generally accepted accounting principles)
(Unaudited)

(in thousands of Canadian dollars except for share amounts)	Common shares		Contributed
	Shares	Amount	Surplus	Deficit	Total

Balance, December 31, 2006	107,590,212	$59,994	$6,479	$(12,689)	$53,784
Exercise of options at $0.23 per share	450,000	131	(27)	-	104
Future income tax effect of flow through shares	-	(2,487)	-	-	(2,487)
Exercise of options at $0.89 per share	100,000	153	(64)	-	89
Exercise of warrants between $0.72 - $0.93 per share	302,738	394	(174)	-	220
Issue of shares at $0.85 per unit	11,765,000	9,766	-	-	9,766
Share purchase warrants	-	(1,366)	1,366	-	-
Exercise of warrants at $0.72 per share	6,012	8	(3)	-	5
Stock-based compensation	-	-	267	-	267
Net loss for the year	-	-	-	(920)	(920)
Balance, December 31, 2007	120,213,962	$66,593	$7,844	$(13,609)	$60,828
Exercise of warrants at $0.72 per share	471,101	613	(273)	-	340
Stock-based compensation	-	-	168	-	168
Net loss for the period	-	-	-	(223)	(223)
Balance, March 31, 2008	120,685,063	$67,206	$7,739	$(13,832)	$61,113

See accompanying notes to the interim financial statements.

CANADIAN ZINC CORPORATION
(a development stage company)
Notes to Financial Statements
March 31, 2008
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

1.	Basis of Presentation

These unaudited financial statements have been prepared in accordance with Canadian generally accepting accounting principles (“Canadian GAAP”) for interim financial information and follow the same accounting policies and methods of application as the most recent audited financial statements of the Company for the year ended December 31, 2007. These interim financial statements do not include all the information and note disclosures required by Canadian GAAP for annual financial statements and therefore should be read in conjunction with the Company's audited financial statements and the notes thereto for the year ended December 31, 2007. In management's opinion, all adjustments considered necessary for fair presentation have been included in these financial statements.  Interim results are not necessarily indicative of the results expected for the fiscal year.

2.           Changes in Accounting Policy

On January 1, 2008, the Company adopted the recommendations included in the following Sections of the Canadian Institute of Chartered Accountants Handbook: Section 1535, “Capital Disclosures,” and Section 3862, “Financial Instruments - Disclosures.”

(a)	Section 1535, “Capital Disclosures”

This Section establishes standards for disclosing information about a company’s capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the Company’s key management personnel:

(i)       qualitative information about its objectives, policies and processes for managing capital;
(ii)       summary quantitative data about what it manages as capital;

(iii)	whether during the period it complied with any externally imposed capital requirements to which the Company is subject; and
(iv)	when the Company has not complied with such externally imposed capital requirements (if any), the consequences of such non-compliance.

As required under Section 1535, the Company’s objectives, policies and processes for managing capital are as follows:

The Company manages its common shares, options and warrants as capital. As the Company is in the exploration and development stage, its principal source of funds for its operations is from the issuance of common shares. The issuance of common shares requires approval of the Board of Directors. It is the Company’s objective to safeguard its ability to continue as a going concern, so that it can continue to explore and develop its Prairie Creek project for the benefit of its stakeholders. The Company primarily uses stock options to retain and provide future incentives to key employees and members of the management team. The granting of stock options is primarily determined by the Compensation Committee of the Board of Directors.

CANADIAN ZINC CORPORATION
(a development stage company)
Notes to Financial Statements
March 31, 2008
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

2.           Changes in Accounting Policy (continued)

(b)	Section 3862, “Financial Instruments – Disclosure”

The new disclosure standard requires companies to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the company’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Companies will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Section requires specific disclosures to be made, including the criteria for:

(i) (ii) (iii)
designating financial assets and liabilities as held for trading;
designating financial assets as available-for-sale; and
determining when impairment is recorded against the related financial asset or when an allowance account is used.

See Note 11 for disclosures related to financial instruments.

3.           Short-term Investments

Short-term investments, which consist primarily of investments in Bankers Acceptances and Guaranteed Investment Certificates, are investments with maturities of more than three months and less than one year when purchased.  As at March 31, 2008, short-term investments were valued at $14.3 million, earning income at rates ranging from 3.38% to 4.5% (December 31, 2007 - $21.5 million, earning income at rates ranging from 3.4% to 5.75%). The Company has designated its short-term investments as held for trading assets. Interest income and changes in market value on short-term investments are recorded in interest income in the Statement of Operations; accrued interest earned but not yet received is included in other receivables on the balance sheet. The market value of these assets is based upon quoted market values and the recorded amounts, at March 31, 2008, approximate fair value for these investments.

4.           Marketable Securities

On December 21, 2006, the Company participated in a private placement and subscribed to 5,000,000 Units of Ste. Genevieve Resources Ltd. (“SGV”), a company listed on the Canadian Trading and Quotation System Inc. (“CNQ”), at $0.05 per Unit for a total of $250,000. Each Unit consisted of one common share and one common share purchase warrant entitling the holder to acquire an additional common share at a price exercisable at $0.06 on or before December 29, 2008.  On March 27, 2008, Ascendant Copper Corporation (“Ascendant”), a company listed on the Toronto Stock Exchange, announced that it had completed its acquisition of all of the issued and outstanding common shares in the capital of SGV in exchange for approximately 31,632,582 Ascendant common shares. In addition, Ascendant assumed the obligations of SGV arising under its outstanding warrants by issuing a replacement warrant of Ascendant for each 5.5422556 SGV warrants, subject to adjustment and on the terms set out in the arrangement agreement between the parties. Canadian Zinc Corporation has estimated that, based upon 199,521,201 SGV common shares previously issued, it now holds approximately 792,712 Ascendant Shares and approximately 902,160 Ascendant warrants.

The market value of the Ascendant shares held by the Company, as at March 31, 2008, was approximately $87,000 (December 31, 2007 - $100,000). The loss in market value has been recorded in the Statement of Operations in accordance with the Company’s designation of the marketable securities as held for trading assets.

5.	Resource Interests

The Company’s resource interests comprise the Prairie Creek Mine Property:

	March 31, 2008	December 31, 2007
Acquisition costs:
- mining lands	$3,158	$3,158
- plant and mill	500	500
	3,658	3,658
Reclamation security deposits	425	425
Increase from asset retirement obligations	623	635
Exploration and development costs (see table below)	33,220	33,079
	$37,926	$37,797

Exploration and development costs incurred in the three months ended March 31, 2008, March 31, 2007, and the year ended December 31, 2007, are detailed below:
	Three Months ended March 31, 2008	Three Months ended March 31, 2007	Year ended December 31, 2007
Exploration and development costs
Assaying and metallurgical studies	$25	$106	$307
Camp operation and project development	476	568	2,804
Drilling and underground development	171	814	6,076
Insurance, lease rental	13	7	102
Permitting and environmental	226	120	694
Transportation and travel	97	148	847
	1,008	1,763	10,830

Drilling and underground development credit	(942)	-	-

Amortization – asset retirement obligation	13	32	128
Amortization – mining plant and equipment	41	34	143
Asset retirement accretion	21	19	77
	75	85	348
Total Exploration and development costs, for the period	141	1,848	11,178
Exploration and development costs, beginning of period	33,079	21,901	21,901
Exploration and development costs, end of period	$33,220	$23,749	$33,079

5.           Resource Interests (continued)

The Company conducted an underground drilling program at the Prairie Creek Mine that commenced in 2006 and continued through to the end of 2007. During the three months ended March 31, 2008, the Company incurred further expenditures relating to the demobilization of the contractor’s equipment and finalization of the work program. Following completion of the contract, a reconciliation of the project costs was performed which resulted in a credit of $942,000 which was paid to the Company subsequent to March 31, 2008.

The Company holds a 100% interest in the Prairie Creek Mine property and plant and equipment located in the Northwest Territories, Canada.

In 1996, the Company concluded a Co-operation Agreement (the “Agreement”) with the Nahanni Butte Dene Band (“Nahanni”), part of the Dehcho First Nations.  In return for co-operation and assistance undertakings given by Nahanni towards the development of the Prairie Creek Project, the Company granted the following net profit interest and purchase option to Nahanni:

(i)
A 5% annual net profits, before taxation, interest in the Prairie Creek Project, payable following the generation of profits after taxation equivalent to the aggregate cost of bringing the Prairie Creek Project into production and establishing the access road; and

(ii)
An option to purchase either a 10% or a 15% interest in the Prairie Creek Project at any time prior to the expiry of three months following permitting for the Project, for the cash payment of either $6 million or $9 million, subject to price adjustment for exploration expenditure and inflation, respectively.

In October 2003 Nahanni informed the Company that Nahanni considers the Agreement terminated.  Such termination is not in accordance with the provisions of the Agreement.  The Company is currently re-negotiating the Agreement with Nahanni.

The Company holds various licences and permits required in order to maintain and perform current activities at the Prairie Creek Mine site. A summary of permits and licences granted to the Company subsequent to December 31, 2006 is noted below.

On April 10, 2007, the Mackenzie Valley Land and Water Board issued a Land Use Permit for use of the road which connects the Prairie Creek Mine with the Liard Highway. The Land Use Permit (MV2003F0028) is valid for five years to April 10, 2012.  Under the terms of the Permit, a security deposit in the amount of $100,000 is payable prior to the first use of the road.

On March 20, 2008, the Mackenzie Valley Land and Water Board issued a Type B Water Licence (MV2007L8-0026) to permit remediation of a portion of the winter road. The Water Licence is valid for five years to March 20, 2013.

CANADIAN ZINC CORPORATION
(a development stage company)
Notes to Financial Statements
March 31, 2008
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

6.	Plant and Equipment

	March 31, 2008
	Cost	Accumulated Amortization	Net Book Value
Mining equipment	$ 1,044	$ 388	$ 656
Pilot plant	108	84	24
Furniture, fixtures & equipment	123	83	40
Leasehold improvements	60	11	49
	$ 1,335	$ 566	$ 769

	December 31, 2007
	Cost	Accumulated Amortization	Net Book Value
Mining equipment	$ 693	$ 349	$ 344
Pilot plant	108	82	26
Furniture, fixtures & equipment	107	81	26
Leasehold improvements	60	8	52
	$ 968	$ 520	$ 448

7.	Asset Retirement Obligation

The fair value of the asset retirement obligation is based on information currently available, including the Company’s obligations to undertake site reclamation and remediation in connection with its Prairie Creek Mine Site infrastructure and development and applicable regulations. However, the ultimate amount of the asset retirement obligation is uncertain.

The total undiscounted amount of the estimated cash flows required to settle the Company’s reclamation and remediation obligations, as at March 31, 2008, is estimated to be $2.5 million (December 31, 2007 - $2.5 million). While it is anticipated that some expenditures will be incurred during the life of the operation to which the obligations relate (should mining activity commence), a significant component of this expenditure will only be incurred at the end of the mine life.

The fair value of the estimated cash flows has been estimated at $1.249 million as at March 31, 2008 (December 31, 2007 - $1.228 million). In determining the fair value of the asset retirement obligation, the Company has assumed a long-term inflation rate of 2.5%, a credit-adjusted risk-free discount rate of 6.5% and a weighted average useful life of production facilities and equipment of ten years. Elements of uncertainty in estimating this amount include changes in the projected mine life, reclamation expenditures incurred during ongoing operations and reclamation and remediation requirements and alternatives.

CANADIAN ZINC CORPORATION
(a development stage company)
Notes to Financial Statements
March 31, 2008
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

7.           Asset Retirement Obligation (continued)

A summary of the Company’s provision for asset retirement obligation and reclamation is presented below:

	Three months ended March 31, 2008	Year ended December 31, 2007
Balance – beginning of period	$1,228	$1,380
Reclamation expenditures	-	(246)
Accretion	21	77
Change in estimates	-	17
Balance – end of year	$1,249	$1,228

8.           Share Capital

Authorized: Unlimited common shares with no par value (December 31, 2007 – unlimited).

Issued and outstanding: 120,685,063 common shares (December 31, 2007 – 120,213,962).

During the three months ended March 31, 2008, 471,101 warrants were exercised at a price of $0.72 per common share for proceeds of $340,000.

9.           Stock Options, Warrants and Contributed Surplus

(a)           Stock Options

The Company has an incentive stock option plan in place under which it is authorized to grant stock options to directors, executive officers, employees and consultants. At March 31, 2008, the Company was allowed to grant up to 10% of the issued share capital of the Company as stock options. Stock options are exercisable once they have vested under the terms of the grant. A summary of the Company’s options at March 31, 2008 and the changes for the three month period then ended is presented below:

	Three months ended March 31,
	2008		2007
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	4,865,000	$0.73	4,780,000	$0.66
Exercised	-	-	(450,000)	0.23
Cancelled	(50,000)	0.94	-	-
Outstanding, end of period	4,815,000	$0.73	4,330,000	$0.70

(a)           Stock Options (continued)

As at March 31, 2008, the Company has outstanding stock options to purchase an aggregate 4,815,000 common shares as follows:

Options Outstanding			Options Exercisable
Number	Weighted Average Exercise Price	Expiry Date	Number	Weighted Average Exercise Price
2,860,000	$0.60	January 14, 2010	2,860,000	$0.60
110,000	0.89	June 27, 2011	110,000	0.89
1,200,000	0.90	December 13, 2011	1,200,000	0.90
645,000	0.94	October 15, 2012	545,000	0.94
4,815,000	$0.73		4,715,000	$0.72

No stock options were granted in the three month period ended March 31, 2008.  The Company incurred $168,000 of stock-based compensation expense during the three months ended March 31, 2008, related to the vesting of stock options granted in prior periods.

(b)           Warrants

A summary of the Company’s warrants issued and outstanding as at March 31, 2008 and for the three month period then ended is presented below:

Three months ended March 31,
2008			2007
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of period	17,569,243	$1.09	11,995,493	$1.02
Exercised	(471,101)	0.72	-	-
Expired	(7,383,130)	1.00	-	-
Outstanding, end of period	9,715,012	$1.17	11,995,493	$1.02

CANADIAN ZINC CORPORATION
(a development stage company)
Notes to Financial Statements
March 31, 2008
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

9.           Stock Options, Warrants and Contributed Surplus (continued)

(b)           Warrants (continued)

As at March 31, 2008, the Company has outstanding warrants to purchase an aggregate 9,715,012 common shares as follows:

Balance of Warrants Outstanding at March 31, 2008	Exercise Price per Warrant	Expiry Date
3,459,179	$1.15	November 23, 2008
373,333	$0.93	November 23, 2008
5,882,500	$1.20	July 23, 2009
9,715,012

No warrants were issued in the three month period ended March 31, 2008.

(c)           Contributed Surplus

A summary of the contributed surplus account is presented below:

	Options	Warrants	Unexercised Options and Warrants	Total

Balance, December 31, 2007	$2,142	$5,550	$152	$7,844
Stock-based compensation	168	-	-	168
Options cancelled	(34)	-	34	-
Warrants expired		(2,613)	2,613	-
Broker warrants exercised	-	(273)	-	(273)
Balance, March 31, 2008	$2,276	$2,664	$2,799	$7,739

CANADIAN ZINC CORPORATION
(a development stage company)
Notes to Financial Statements
March 31, 2008
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

10.           Related Party Transactions

The Company incurred the following expenses to directors and corporations controlled by directors of the Company:

	Three months ended March 31, 2008	Three months ended March 31, 2007

Executive and director compensation	$103	$108
Rent	3	3
	$106	$111

All transactions with related parties were within the normal course of business. These transactions have been recorded at amounts agreed to by the transacting parties. At March 31, 2008, $19,000 relating to amounts owing to related parties was included in accounts payable and accrued liabilities (December 31, 2007 - $114,000)

11.           Financial Instruments

(a)
Fair Values:  As at March 31, 2008, the recorded amounts for cash and cash equivalents, other receivables and prepaid expenses, accounts payable and accrued liabilities approximate their fair value due to their short-term nature. The Company has designated its cash and cash equivalents and short-term investments as held for trading assets.

(b)
Interest rate risk:  Included in the loss for the period in these financial statements is interest income on the Company’s cash and cash equivalents and short-term investments. If interest rates throughout the period had been 100 basis points (1%) lower (higher) then net loss would have been $69,000 higher ($69,000 lower). The Company does not have any debt obligations which expose it to interest rate risk. As described below, the Company places its cash and cash equivalents and short-term investments with high credit quality financial institutions which have invested the funds in AAA debt instruments.

(c)
Credit risk:  The Company does not currently generate any revenues from sales to customers nor does it hold derivative type instruments that would require a counterparty to fulfil a contractual obligation. The Company has never held any asset-backed paper instruments.

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and short-term investments. The Company places its cash and cash equivalents and short-term investments (which consist of Bankers’ Acceptances and Guaranteed Investment Certificates) with high credit quality financial institutions which have invested the funds in AAA debt instruments.

CANADIAN ZINC CORPORATION
(a development stage company)
Notes to Financial Statements
March 31, 2008
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)
(Unaudited)

11.           Financial Instruments (continued)

(d)
Liquidity risk:  Liquidity risk encompasses the risk that the Company cannot meet its financial obligations. The Company manages liquidity risk by maintaining sufficient cash and cash equivalent balances. Liquidity requirements are managed based on expected cash flow to ensure that there is sufficient capital in order to meet short-term obligations. As at March 31, 2008, the Company had positive working capital of $27.3 million. Accordingly, the Company is able to meet its current obligations and has minimal liquidity risk. However, it is likely that the Company will require additional funding in the future in order to complete the development of the Prairie Creek Mine site and bring the mine into production. Accordingly, there is a risk that the Company may not be able to secure adequate funding on reasonable terms at that future date.

(e)
Currency risk:  As at March 31, 2008, the Company has no cash and cash equivalents or short-term investments in any currency other than the Canadian dollar, which is the Company’s functional currency. In addition, the Company currently operates entirely within Canada.

(f)
Commodity price risk:  The Company’s ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market prices of zinc, lead and silver.

12.           Commitments

The Company has entered into operating lease agreements for office space and equipment. These agreements require the Company to make the following lease payments:

	Office Leases	Office equipment	Total
9 months ending December 31, 2008	$91	$5	$96
Year ending December 31, 2009	129	7	136
Year ending December 31, 2010	135	-	135
Year ending December 31, 2011	133	-	133
Year ending December 31, 2012	78	-	78
	$566	$12	$578

13.           Subsequent Event

Subsequent to March 31, 2008, the Company obtained TSX approval to conduct a normal course issuer bid (the “Bid”) pursuant to which the Company may purchase up to a maximum of 5,000,000 common shares in the capital of the Company. The Bid may be carried out from May 13, 2008 for a period of up to one year. Pursuant to TSX policies, daily purchases made by the Company under the Bid may not exceed 44,876 common shares, subject to certain prescribed exceptions. All common shares purchased pursuant to the Bid will be cancelled and returned to treasury.

EXHIBIT LIST
31	CEO Certificate
32	CFO Certificate
99.1	Management Discussion and Analysis March 31, 2008
99.2	Press release May 15, 2008 - CANADIAN ZINC REPORTS FIRST QUARTER 2008 RESULTS; PRE-FEASIBILITY STUDY UNDERWAY
99.3	Press release May 8, 2008 - CANADIAN ZINC CORPORATION ANNOUNCES NORMAL COURSE ISSUER BID

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date May 15, 2008	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman